August 24, 2018

Paul Scanlan
Chief Executive Officer
Legion M Entertainment, Inc.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

       Re: Legion M Entertainment, Inc.
           Form 1-A filed August 1, 2018
           File No. 024-10877

Dear Mr. Scanlan:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed August 1, 2018

Exhibits
Exhibit 13, page 1

1. It appears that the test the waters materials you provided generally relate to your Round 3 crowdfunding. Please confirm that you have provided all test the waters materials that relate to this particular Regulation A offering.
2. It appears that that Exhibit 13 does not include any materials related to the company's posting on the Wefunder website. Please revise to include these materials. Refer to paragraph 13 of Item 17 of Form 1-A.
3. It appears that you may currently be taking reservations for this offering on
      Wefunder.com. Please confirm your understanding that "testing the waters" materials may be used before the qualification of the offering statement, provided that all
 Paul Scanlan
Legion M Entertainment, Inc.
August 24, 2018
Page 2
         solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. We note, in this regard, that the soliciting materials currently on the Wefunder website do not include the information required by Securities
         Act Rule 255(b)(4).
General

4. Please revise so that the offering of all securities will be commenced within two calendar days after the qualification date. We note that certain investors will have the opportunity to purchase shares at a discounted price for the first two weeks after the round is opened and that following that two week period these investors will be offered shares at the full price. This is effectively a delayed offering for those investors that begins upon the expiration of their discount period. Delayed offerings are not permitted under
         Securities Act Rule 251(d)(3)(i)(F).
5. We note that article XI of your charter and section 48 of your bylaws are exclusive forum provisions. Please include disclosure in your offering statement about the scope of the provisions, their enforceability, and the impact on the rights of investors. Please also include a risk factor to discuss the effects of such provisions, including the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      You may contact Dana Brown at 202-551-3859 or Anne Parker, Assistant Director, at
202-551-3611 with any other questions.



FirstName LastNamePaul Scanlan                                  Sincerely,
Comapany NameLegion M Entertainment, Inc.
                                                                Division of
Corporation Finance
August 24, 2018 Page 2                                          Office of
Transportation and Leisure
FirstName LastName